UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-7275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1991 THRIFT INCENTIVE STOCK PURCHASE PLAN FOR EMPLOYEES OF CULLEN/FROST BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205

Telephone Number: (210) 220-4011

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Financial Statements

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Financial Condition	4
Statements of Income and Changes in Plan Equity	5
Notes to Financial Statements	6

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of financial condition of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates as of December 31, 2005 and 2004, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates as of December 31, 2005 and 2004, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Antonio, Texas
March 27, 2006
1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Financial Condition

December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value	$-	$70
Due from broker	884	-
Accrued income	-	6

Total assets	$884	$76

Liabilities and Plan Equity
Liabilities
Cash overdraft	$884	$-

Total liabilities	884	-

Plan equity	-	76

Total liabilities and plan equity	$-	$76

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2005, 2004 and 2003

2005		2004	2003

Additions to plan equity attributed to:
Employer contributions	$63,360	$60,365	$50,760
Employee contributions	63,360	60,365	50,760
Dividend and interest income	629	617	503
Net realized gain (loss) on sale of investments and appreciation on in-kind transfers of investments to participants	8,606	3,812	4,515

Total additions	135,955	125,159	106,538

Deductions from plan equity attributed to:
Benefit payments	136,031	125,083	106,538

Total deductions	136,031	125,083	106,538

Net change in plan equity	(76)	76	-
Plan equity at beginning of year	76	-	-

Plan equity at end of year	$-	$76	$-

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates
Notes to Financial Statements

December 31, 2005 and 2004

Note 1 - Significant Accounting Policies

   Basis of Presentation. The financial statements of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the "Plan") are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc. and its Affiliates are hereinafter referred to collectively as the "Corporation."

   Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. ("Cullen/Frost"), which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on a trade-date basis. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

   Administrative Expenses and Related Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.

Reclassifications. Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2 - Description of the Plan

   General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the "401(k) Plan"). The Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan and who were restricted on contributions to the 401(k) Plan by the limitations imposed by certain sections of the Internal Revenue Code.

   Contributions. For each plan year, each active participant is eligible to contribute an amount not to exceed the total of (i) the amount by which the active participant's 401(k) Plan contributions have been limited by IRS regulations (not to exceed the difference between 6% of the participant's compensation for the respective plan year and the total before- and after-tax contributions allocated under the 401(k) Plan); and, (ii) the amount by which the participant's contributions to the 401(k) Plan have been limited by IRS regulations.

   For each plan year, the Corporation makes contributions equal to 100% of the participants' before- and after-tax contributions to the Plan and the 401(k) Plan, up to six percent of the participants' compensation for the respective plan year.

Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.

Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates
Notes to Financial Statements (continued)

December 31, 2005 and 2004

Note 2 - Description of Plan (continued)

   Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation (depreciation) in fair value of investments earned during the year. Assets are transferred into Frost National Bank brokerage and checking accounts in the names of each individual participant.

Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 - Investments

   There were no investments held at December 31, 2005. At December 31, 2004, investments included $70 invested in the American AAdvantage U.S. Government Select Fund, a money market mutual fund. These assets were distributed to participants in 2005.

   The Plan's investments in common stock of Cullen/Frost appreciated in value by $8,606, $3,812 and $4,515 during 2005, 2004 and 2003. These amounts are reflected as net realized gain (loss) on sale of investments and appreciation on in-kind transfers of investments to participants in the Plan's financial statements as the common stock is transferred at cost at the end of each plan year.

Note 4 - Income Tax Status

   The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee's taxable income.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

1991 Thrift Incentive Stock Purchase Plan for
Employees of Cullen/Frost Bankers, Inc. and
its Affiliates

Date:	March 29, 2006	By:	/s/ Emily Skillman

Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification